SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                            December 14, 2004


                        Commission File Number 1-12752


                              Glassworks of Chile
                (Translation of registrant's name into English)


                                  Hendaya 60
                                  Las Condes
                                Santiago, Chile
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F [X] Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes [ ] No [X]


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CRISTALCHILE

NYSE: CGW
Santiago: Cristales
www.cristalchile.com

CONTACT IN SANTIAGO:
Ricardo Dunner S.
Head of Investor Relations
PH: (562) 787-8855
FAX: (562) 787-8800
EMAIL:  ir@cristalchile.cl



                                                         FOR IMMEDIATE RELEASE

                              CRISTALERIAS DE CHILE
                          SYNDICATED LOAN REFINANCING

Santiago, Chile (December 14, 2004) - Cristalerias de Chile S.A., a Chilean conglomerate and the largest producer of glass containers in Chile, today announced the following:

Yesterday, the Company refinanced a syndicated loan of US$50 million (Tranche A) and obtained disbursement commitments for an additional US$50 million (Tranche
B). Tranche B can be required by the Company until August 2005, in conformity with a Credit Agreement subscribed with diverse financial institutions, among which are JPMorgan Chase Bank, N.A., as Administrative Agent and BNP Paribas, J.P. Morgan Securities Inc. and Santander Investment Securities Inc. as Joint Lead Arrangers. A bullet payment will be made on December 13, 2009. Interest rate agreed was LIBOR plus 0.3% annually.

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       GLASSWORKS OF CHILE
                                       (Registrant)

                                       By:  /s/ Benito Bustamante C.
                                          -----------------------------------
                                            Benito Bustamante C.
                                            Controller

Date:  December 14, 2004